UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___September 2004___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated September 14, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  October 27, 2004                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson,

          Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   04-28

FRG –Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

September 14, 2004

FRONTEER INTERSECTS HIGH GRADE URANIUM IN DRILL PROGRAM

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) and Northwestern Mineral Ventures Inc. (TSX-V: NWT, OTCBB: NWTMF, Frankfurt: NMV) are pleased to announce that they have intersected high grade Uranium mineralization in a recent drill program on their Longtom Property in the NWT.  Drilling intersected:

•

1.68% U3O8 over 1.0 metre at a down hole depth of 80 metres.  This Uranium intercept was part of a broader interval that returned 0.56% U3O8 over 3.0 metres.

•

0.16% U3O8 over 1.0 metres was intersected at a depth of 51 metres in the same hole.

Previous drill campaigns by other operators of the property (Tyhee Development Corp. and Alberta Star Development Corp.) also intersected anomalous to high grade Uranium.  Within a 300 metre radius of Fronteer’s new high grade discovery, eight historic drill holes intersected uranium mineralization with values ranging between:

•

0.21% U3O8  over 0.6 metres at a down hole depth of 45 metres and

•

0.48% U3O8.over 1.5 metres at a down hole depth of 59 metres.

Based on recent drill hole results and historical results in the surrounding area, there are indications of a near surface uranium system, that has both size and high grade potential.

Fronteer’s summer 2004 program completed 2100 metres of drilling to test the copper-gold-silver-uranium targets based on surface mineralization, geophysical data and historic drilling results.  Other significant results include:

•

0.19% copper over 15 metres at a down hole depth of 37 metres

•

0.14% cobalt over 6 metres at a down hole depth of 185 metres

Northwestern Mineral Ventures is earning a 50% interest in the Property by completing $5.0 million in exploration work by September 2008.  Based on Uranium’s current spot price of $19.50/lb and its longer term price projections, Northwestern’s management has asked Fronteer, as operator, to prepare a follow up program on the Longtom property, to explore and expand Uranium targets over the course of the next year.

Fronteer is a Discovery-Stage exploration company with clear and immediate growth potential.  With an outstanding project portfolio and a solid management team, Fronteer is poised for success.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Dr. Rick Valenta P.Geo is the qualified person for this project.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. Samples were analyzed by ALS Chemex.